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                            June 10, 2022

       William R. Broaddrick
       Chief Financial Officer
       Circle Energy, Inc.
       8211 E Regal Place
       Tulsa, OK 74133

                                                        Re: Circle Energy, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 23, 2022
                                                            File No. 333-263384

       Dear Mr. Broaddrick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

       Amendment No, 2 to Registration Statement on Form S-1

       Proposed Business, page 16

   1. Please provide expanded disclosure regarding your budget and development plan for the initial two wells for
this project. Also, provide an expanded description of your plans regarding the drilling
of new vertical or horizontal Clear Fork wells. Describe the anticipated source of
funds needed to fulfill these plans.
   2. Please provide an expanded description of the material terms of your joint venture agreement with Aspen to
mutually develop an area of mutual interest near the current lease. File that
agreement as an exhibit or advise.
 William R. Broaddrick
Circle Energy, Inc.
June 10, 2022
Page 2

        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551- 3536 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam R. Broaddrick
                                                           Division of
Corporation Finance
Comapany NameCircle Energy, Inc.
                                                           Office of Real
Estate & Construction
June 10, 2022 Page 2
cc:       Ronald N. Vance, Esq.
FirstName LastName